UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

iGate Corporation

(Name of Issuer)

COMMON STOCK PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

45169U 10 5 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45169U 10 5	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON PERSONS (ENTITIES ONLY) Ashok K. Trivedi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 12,961,131 6 SHARED VOTING POWER 7 SOLE DISPOSITIVE POWER 15,301,053 8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,301,053**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1	(a)	Name of Issuer iGate Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices. 1000 Commerce Drive Suite 500 Pittsburgh, PA 15275

Item 2	(a)	Name of Person Filing. Ashok K. Trivedi

Item 2	(b)	Address of Principal Business Office, or if None, Residence. c/o iGate Corporation 1000 Commerce Drive Suite 500 Pittsburgh, PA 15275

Item 2	(c)	Citizenship. United States

Item 2	(d)	Title of Class of Securities. Common Stock, Par Value $.01 per share

Item 2	(e)	CUSIP No. 45169U 10 5

Item 3		Type of Filing Person. Not Applicable

Page 3 of 6 Pages

Item 4	Ownership.

(a) Amount Beneficially owned: 15,301,053

(b) Percent of class: 29.1%

(c) Number of Shares as to which the person has:

(i) Sole Power to vote or to direct the vote 12,961,131

(ii) Shared power to vote or to direct the vote Not Applicable

(iii) Sole power to dispose or to direct the disposition of 15,301,053**

(iv) Shared power to dispose or to direct the disposition of Not Applicable

Item 5	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable

Item 8	Identification and Classification of Members of the Group. Not Applicable

Item 9	Notice of Dissolution of Group. Not Applicable

Item 10	Certification. Not Applicable

**	See Exhibit A

Page 4 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005

Ashok K. Trivedi

/s/ Ashok K. Trivedi
Signature

Ashok K. Trivedi, President
Name/Title

Page 5 of 6 Pages

EXHIBIT A

**	Includes 2,339,922 shares held by three family trusts as to which the Reporting Person serves as a co-trustee with the sole investment power and no voting power.

Page 6 of 6 Pages